UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
001-15569
SEC FILE NUMBER

339670 10 1
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K [Ï] Form 10-Q
☐ Form 10-D ☐ Form N-SAR☐ Form N-CSR

For Period Ended: September 30, 2009_____________________________

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Flint Telecom Group, Inc.
Full Name of Registrant

Former Name if Applicable

327 Plaza Real, Suite 319
Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33432
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X]  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the first quarter ended September 30, 2009 could not be filed within the prescribed time period because the Registrant, which has a small accounting staff, has devoted substantial time and effort to recent business and accounting matters affecting the Registrant, including the Registrant’s Annual Report on Form 10-K which was filed on October 13, 2009. As a result, the Registrant has not yet been able to finalize the Quarterly Report for the first fiscal quarter ended September 30, 2009.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Stephen Keaveney (404)  254-6980___________________________________
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [   ]No
___________________________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
[ X ] Yes [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the acquisition of the six companies from China Voice Holding Corp., which closed on January 29, 2009, it is anticipated that there will be significant change in results of operations from the corresponding period for the last fiscal year, which will be reflected by the earnings statements to be included in the subject report.  Due to the Registrant’s small accounting department and recent business and accounting matters affecting the Registrant, the Registrant has not yet been able to quantify and reasonably estimate the results for its first quarter ended September 30, 2009.

________________________________________________

Flint Telecom Group, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009___________________________ By: /s/ Vincent Browne___________________
Vincent Browne, CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).